

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

Chris Chang Yu
Chairman of the Board of Directors and Chief Executive Officer
AnPac Bio-Medical Science Co., Ltd.
801 Bixing Street, Bihu County
Lishui, Zhejiang Province 323006
The People's Republic of China

> **Re: AnPac Bio-Medical Science Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 30, 2021**
> **File No. 001-39137**

Dear Mr. Yu:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences